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SEC FILE NUMBER
8-52750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nasdaq Capital Markets Advisory

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 WEST 42ND STREET
(No. and Street)

NYC	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda Crane	212-231-5032	linda.crane@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

One Manhattan West,	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nasdaq Capital Markets Advisory, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

Signature:

Signed by:

Linda Crane

EC81CFB680FF435…

Title:

Principal Financial Officer

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- ✓ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ✓ (d) Statement of cash flows.
- ✓ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- o (f) Statement of changes in liabilities subordinated to claims of creditors.
- ✓ (g) Notes to consolidated financial statements.
- ✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- o (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- o (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- o (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- o (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- o (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- o (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- o (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- o (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- o (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- o (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other: _____
- o **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information

Nasdaq Capital Markets Advisory, LLC
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting
Firm

(Confidential Pursuant to Rule 17a-5(e)(3))

(SEC I.D. No. 8-52750)

Nasdaq Capital Markets Advisory, LLC

Financial Statements
and Supplemental Information

Year Ended December 31, 2025

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5

Notes to Financial Statements 6

Supplemental Information

Schedule I–Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1............12
Schedule II – Computation for Determination of Reserve Requirement Pursuant to SEC Rule
15c3-3 13
Schedule III – Information Relating to Possession or Control of Securities Pursuant to SEC Rule
15c3-3 14



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member and Management of Nasdaq Capital Markets Advisory, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nasdaq Capital Markets Advisory, LLC (the Company) as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

March 18, 2026

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2025

Assets		
Cash	$	929,287
Net receivable from Nasdaq, Inc.		2,037,562
Other assets		5,962
Total assets	$	2,972,811
Member's equity		2,972,811
Total member's equity	$	2,972,811

See accompanying notes to the financial statements.

Nasdaq Capital Markets Advisory, LLC

Statement of Income

Year Ended December 31, 2025

Revenues	
Advisory fees	$ 1,522,102
Total revenues	1,522,102
Expenses	
Intra-group support costs	342,111
Professional services	64,872
General, administrative and other	23,367
Total expenses	430,350
Net income	$ 1,091,752

See accompanying notes to the financial statements.

Nasdaq Capital Markets Advisory, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2025

Balance at December 31, 2024	$ 1,881,059
Net Income	$ 1,091,752
Balance at December 31, 2025	$ 2,972,811

See accompanying notes to the financial statements.

Nasdaq Capital Markets Advisory, LLC

Statement of Cash Flows

Year Ended December 31, 2025

Operating activities		
Net Income	$	1,091,752
Adjustments to reconcile net loss to net cash provided by operating activities:		
Net change in operating assets and liabilities:		
Receivable from Nasdaq, Inc.		(1,091,975)
Other assets		223
Net cash used in operating activities		—
Cash at beginning of year		929,287
Cash at end of year	$	929,287

See accompanying notes to the financial statements.

Nasdaq Capital Markets Advisory, LLC

Notes to Financial Statements

Year ended December 31, 2025

1. Organization and Description of the Business

Nasdaq Capital Markets Advisory, LLC ("NCMA" or the "Company") is a wholly owned subsidiary of Nasdaq Corporate Solutions, LLC (the "Parent") which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). NCMA is the distributor of product and strategy reports for its affiliate, Nasdaq Fund Network. Nasdaq Fund Network provides a comprehensive pricing, data, and analytics platform for investment products and provides coverage of unit investments trusts (UITs) in product and strategy reports available to financial professionals and investors. NCMA submits product and strategy reports to FINRA's advertising review department prior to distribution. NCMA is also the distributor of investment strategy literature and research reports generated by its affiliate Nasdaq Dorsey Wright (NDW). It performs such functions pursuant to distribution/selling agreements. NDW is a Registered Investment Advisor (RIA) that provides U.S. advisors proprietary investment strategies and research information. Members of the NDW sales team are registered with NCMA. This allows them to market and sell the suite of Dorsey Wright powered ETPs, along with designated additional ETPs tracking Nasdaq index-linked strategies, to U.S. based advisors and receive bonus compensation tied to the growth of those ETPs. The sales team also sells Nasdaq index linked ETPs to institutional investors (such as pensions, endowments, and foundations) and facilitates seeding for newly launched Nasdaq index-linked ETPs and receives bonus compensation tied to revenue generated for Nasdaq from such activities. Neither NCMA nor NDW offer investment advice to clients. However, the research arm of NDW has research subscribers. The research tools are offered to assist financial advisors with managing their client portfolios. It is not deemed investment advice.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies
Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2025. The Company's cash is held by one financial institution in a non-interest bearing account which, at times, may exceed federally insured limits.

Advisory Fee Revenues

The company earns revenues by serving as a distributor for UIT marketing materials and engaging in marketing and wholesaling of ETPs to investment advisors. The company also engages financial advisors and institutions to solicit investment in specified ETPs which track Nasdaq and Nasdaq Dorsey Wright (NDW) indexes.

Substantially all our advisory fee revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with customers, our performance obligations are short-term in nature. We do not have revenues recognized from performance obligations that were satisfied in prior periods and do not have any unsatisfied performance obligations at December 31, 2025.

Advisory fee revenue is recognized when identified performance obligations are determined to be complete and the income is deemed reasonably determinable.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's Federal income tax return is subject to examination by the Internal Revenue Service for the years 2022 through 2024. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2024.

3. Related-Party Transactions

For the year ended December 31, 2025, all of the Company's revenue recognized related to transactions with affiliate companies. Primarily all expenses of the Company are settled on the Company's behalf by Nasdaq and the Parent. These expenses are then charged to the Company, at cost, through intercompany charges. The Parent agreed to provide the Company with support services, including but not limited to, direct financial and business management support for which the Company will reimburse the Parent an agreed upon amount for these services each month. The expenses related to these support services for the year ended December 31, 2025 were $342,111 and are included in Intra-group support costs in the Statement of Income, which were paid by Nasdaq on behalf of the Company.

At December 31, 2025, $2,037,562 was recorded in Net receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and its Parent, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates, subject to the netting arrangement into a single account.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the basic method provided by SEC Rule 15c3-1. At December 31, 2025, the Company had net capital of $929,287 which was $924,287 in excess of its required minimum net capital of $5,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the computation of reserve requirements under Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company

limits its business activities exclusively to providing advisory services to private and public companies, distributing analytical reports relating to Unit Investment Trust ("UIT") products, and the marketing and wholesaling of Exchange Traded Products ("ETP") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets are recorded at fair value or at amounts that approximate fair value. These assets include Cash, Other assets, and Net receivable from Nasdaq, Inc. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets.

7. Segments

The Company manages, allocates resources, and operates and provides our products and services as one reportable business segment. The Company evaluates the performance of the business segment based on several factors, of which the primary financial measure is net income. The Company has determined that our chief operating decision maker is our Chief Executive Officer.

The Company considers the total expenses of $430,350 to be significant. All of our products and services are offered in the United States.

8. Subsequent Events

The Company has evaluated all subsequent events through March 18, 2026, the date as of which these financial statements are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Supplemental Information

Schedule I

Nasdaq Capital Markets Advisory, LLC

Computation of Net Capital

Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2025

Member's equity	$	2,972,811
Non-allowable assets:		
Receivable from affiliates		2,037,562
Other assets		5,962
Total non-allowable assets		2,043,524
Net capital		929,287
Aggregate Indebtedness		
Aggregate Indebtedness	$	—
Computation of net capital requirement		
Minimum net capital required (the greater of $5,000 or 6 $\frac{2}{3}$% of total aggregate indebtedness)		5,000
Net capital in excess of minimum requirement	$	924,287
Percentage of aggregate indebtedness to net capital		—%

No material differences exist between the above computation of net capital and the computation of net capital included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2025 filed on March 18, 2026.

Schedule II

Nasdaq Capital Markets Advisory, LLC

Computation for Determination of Reserve Requirement

Pursuant to SEC Rule 15c3-3

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and The Company is exempt from the computation of reserve requirements under Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1. Broker providing advisory services to private and public companies; 2. Distribution of affiliate's analytical reports relating to Unit Investment Trusts ("UITs") products; and 3. Marketing and wholesaling of Exchange Traded Products ("ETPs") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Schedule III

Nasdaq Capital Markets Advisory, LLC

Information Relating to Possession or Control of Securities

Pursuant to SEC Rule 15c3-3

December 31, 2025

The Company is exempt from the possession or control requirements under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1. Broker providing advisory services to private and public companies; 2. Distribution of affiliate's analytical reports relating to Unit Investment Trusts ("UITs") products; and 3. Marketing and wholesaling of Exchange Traded Products ("ETPs") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nasdaq Capital Markets Advisory

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 WEST 42ND STREET
(No. and Street)

NYC	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda Crane	212-231-5032	linda.crane@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

One Manhattan West,	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nasdaq Capital Markets Advisory, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

Signature:

Signed by:

Linda Crane

EC81CFB680FF435...

Title:

Principal Financial Officer

This filing** contains (check all applicable boxes):

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- o (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- o (d) Statement of cash flows.
- o (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- o (f) Statement of changes in liabilities subordinated to claims of creditors.
- o (g) Notes to consolidated financial statements.
- o (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- o (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- o (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- o (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- o (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- o (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- o (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- o (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- o (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- o (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- o (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other: _____
- o ***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

Nasdaq Capital Markets Advisory, LLC
December 31, 2025
With Report of Independent Registered Public Accounting
Firm

Nasdaq Capital Markets Advisory, LLC

STATEMENT OF FINANCIAL
CONDITION

December 31, 2025

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to the Statement of Financial Condition..3



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member and Management of Nasdaq Capital Markets Advisory, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nasdaq Capital Markets Advisory, LLC (the "Company") as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

March 18, 2026

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2025

Assets		
Cash	$	929,287
Net receivable from Nasdaq, Inc.		2,037,562
Other assets		5,962
Total assets	$	2,972,811
Member's equity		2,972,811
Total member's equity	$	2,972,811

See accompanying notes to the Statement of Financial Condition

Nasdaq Capital Markets Advisory, LLC

Notes to the Statement of Financial Condition

Year ended December 31, 2025

1. Organization and Description of the Business

Nasdaq Capital Markets Advisory, LLC ("NCMA" or the "Company") is a wholly owned subsidiary of Nasdaq Corporate Solutions, LLC (the "Parent") which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). NCMA is the distributor of product and strategy reports for its affiliate, Nasdaq Fund Network. Nasdaq Fund Network provides a comprehensive pricing, data, and analytics platform for investment products and provides coverage of unit investments trusts (UITs) in product and strategy reports available to financial professionals and investors. NCMA submits product and strategy reports to FINRA's advertising review department prior to distribution. NCMA is also the distributor of investment strategy literature and research reports generated by its affiliate Nasdaq Dorsey Wright (NDW). It performs such functions pursuant to distribution/selling agreements. NDW is a Registered Investment Advisor (RIA) that provides U.S. advisors proprietary investment strategies and research information. Members of the NDW sales team are registered with NCMA. This allows them to market and sell the suite of Dorsey Wright powered ETPs, along with designated additional ETPs tracking Nasdaq index-linked strategies, to U.S. based advisors and receive bonus compensation tied to the growth of those ETPs. The sales team also sells Nasdaq index linked ETPs to institutional investors (such as pensions, endowments, and foundations) and facilitates seeding for newly launched Nasdaq index-linked ETPs and receives bonus compensation tied to revenue generated for Nasdaq from such activities. Neither NCMA nor NDW offer investment advice to clients. However, the research arm of NDW has research subscribers. The research tools are offered to assist financial advisors with managing their client portfolios. It is not deemed investment advice.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2025. The Company's cash is held by one financial institution in a non-interest bearing account which, at times, may exceed federally insured limits.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's Federal income tax return is subject to examination by the Internal Revenue Service for the years 2022 through 2024. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2024.

3. Related-Party Transactions

At December 31, 2025, $2,037,562 was recorded in Net receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and its Parent, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates, subject to the netting arrangement into a single account.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the basic method provided by SEC Rule 15c3-1. At December 31, 2025, the Company had net capital of $929,287 which was $924,287 in excess of its required minimum net capital of $5,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the computation of reserve requirements under Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing advisory services to private and public

companies, distributing analytical reports relating to Unit Investment Trust ("UIT") products, and the marketing and wholesaling of Exchange Traded Products ("ETP")to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets are recorded at fair value or at amounts that approximate fair value. These assets include Cash, Other assets, and Net receivable from Nasdaq, Inc. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets.

7. Segments

The Company manages, allocates resources, and operates and provides our products and services as one reportable business segment. The Company evaluates the performance of the business segment based on several factors, of which the primary financial measure is net income. The Company has determined that our chief operating decision maker is our Chief Executive Officer.

8. Subsequent Events

The Company has evaluated all subsequent events through March 18, 2026, the date as of which the statement of financial condition are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member and Management of Nasdaq Capital Markets Advisory, LLC

We have reviewed management's statements, included in the accompanying Nasdaq Capital Markets Advisory, LLC 15c3-3 Exemption Report, in which Nasdaq Capital Markets Advisory, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to 1. Broker providing advisory services to private and public companies; 2. Distribution of affiliate's analytical reports relating to Unit Investment Trusts ("UITs") products; and 3. Marketing and wholesaling of Exchange Traded Products ("ETPs") to investment advisors and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 18, 2026



<u>**Nasdaq Capital Markets Advisory, LLC**</u>
<u>**15c3-3 Exemption Report**</u>

Nasdaq Capital Markets Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1. Broker providing advisory services to private and public companies; 2. Distribution of affiliate's analytical reports relating to Unit Investment Trusts ("UITs") products; and 3. Marketing and wholesaling of Exchange Traded Products ("ETPs") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Signed by:

Linda Crane

EC81CFB680FF435... _____
Linda Crane
Chief Financial Officer
Nasdaq Capital Markets Advisory, LLC

March 18, 2026_____
Date



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Member and Management of Nasdaq Capital Markets Advisory, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Nasdaq Capital Markets Advisory, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries within the Company's bank records.

    No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2025, with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2025.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems.

Not applicable as there were no adjustments reported in Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, and in accordance with guidance from SIPC, for purposes of performing procedures 1 and 4 above, differences of $1 or less will not be reported in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

March 18, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
NASDAQ CAPITAL MARKETS ADVISORY LLC	8-52750

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,522,102.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 1,522,102.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 0.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,522,102.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,283.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-7 or 7A		$ 2,367.00	
11	**a**	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00		
	c	Any other overpayments applied	$ 0.00		
	d	All payments applied for 2025 SIPC-6 and 6A(s)	$ 726.00		
	e	All payments applied for 2025 SIPC-7 and 7A(s)	$ 1,641.00		
	f	Add lines 11a through 11e		$ 2,367.00	
12		**LESSER** of line 10 or 11f.			$ 2,367.00
13	**a**	Amount from line 8		$ 2,283.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 2,367.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 84.00)
14		Interest (see instructions) for 16 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16		Overpayment/credit carried forward (if applicable)			($ 84.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-52750	DEA: FINRA	2025	Dec

MEMBER NAME NASDAQ CAPITAL MARKETS ADVISORY LLC
MAILING ADDRESS ATTN: ACCOUNTS PAYABLE
151 WEST 42ND ST
NEW YORK, NY 10036

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NASDAQ CAPITAL MARKETS ADVISORY LLC
(Name of SIPC Member)

Linda Crane
(Authorized Signatory)

3/18/2026
(Date)

linda.crane@nasdaq.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.